ICOP Digital, Inc

16801 W. 116th Street

Lenexa, Kansas 66219

(913) 338-5550  fax (913) 906-9632

July 7, 2005

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:          ICOP Digital, Inc.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Filed April 6, 2005, as amended June 9, 2005 and June 28, 2005

Form 10-QSB for the Fiscal Quarter ended March 31, 2005

Filed May 16, 2005, as amended June 28, 2005

File No. 0-27321

Dear Mr. Spirgel

This letter is in response to oral comments we received from Inessa Berenbaum  of your staff regarding the referenced filings on June 28, 2005, July 5, 2005 and July 7, 2005.

On June 28, 2005, we were advised that the disclosure we provided regarding the restatement of the financial statements was inadequate and that we had failed to file a Form 8-K required when we decided that a restatement would be proper.

We filed the required Form 8-K on June 29, 2005.  To improve disclosure regarding the restatement, we added (i) financial statement disclosures and Note 11 to the financial statements included in the Form 10-KSB/A-3 for the year ended December 31, 2004 and (ii) financial statement disclosures and Note 6 to the financial statements included in the Form 10-QSB/A-2 for the quarter ended March 31, 2005.  We refiled the two amended documents on June 30, 2005.

On July 5, 2005, we were advised that we should reevaluate whether our disclosure controls and procedures were effective in light of the restatements made to our financial statements.

We revised Item 8A included in the Form 10-KSB/A-4 for the year ended December 31, 2004 and Item 3 included in the Form 10-QSB/A-3 for the quarter ended March 31, 2005.  These revisions explain that our disclosure controls and procedures were not effective at the date of those reports.  The revisions further explain the material weaknesses identified, the restatement required as a result of those weaknesses and the remediation initiatives that have been or will be undertaken.  We refiled both of these documents on July 6, 2005.

On July 7, 2005, we were advised that the paragraph expressing the auditor’s concern regarding our ability to continue as a going concern had been deleted from the Report of Independent Registered Public Accounting Firm.

The deletion was inadvertent and the qualification paragraph has been restored to the Report of Independent Registered Public Accounting Firm attached to the financial statements included in the Form 10-KSB/A-5 for the year ended December 31, 2004.  We refiled this document on July 7, 2005.

In connection with our responses to your comments, the company acknowledges that:

The company is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

The company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Thank you for your consideration of these matters.  Please contact me at (913) 384-2599 or at the above address if additional information is required.

Sincerely,

John Garrison, CFO
ICOP Digital, Inc.